SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

ANNUAL REPORT

**Pursuant to Section 15(d) of the
Securities Exchange Act of 1934**

For the Year Ended December 31, 2008

**SHELL PROVIDENT FUND
P. O. Box 1438
Houston, Texas 77251-1438**

**ROYAL DUTCH SHELL plc
Carel van Bylandtlaan 30
2596 HR The Hague, The Netherlands**

SHELL PROVIDENT FUND

Page

Index to Financial Statements and Exhibit

Note: Certain schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because they are not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SHELL PROVIDENT FUND

By: Cathy K Potter

Cathy K. Potter
Plan Administrator

Date: June 26, 2009

Report of Independent Registered Public Accounting Firm

To the Participants and Trustees of the
Shell Provident Fund

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Shell Provident Fund (the "Plan") at December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule of net assets available for benefits of the Shell Savings Group Trust as of December 31, 2007 and the related schedule of changes in net assets available for benefits for the year then ended is presented for the purpose of additional analysis and is not a required part of the basic financial statements. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Houston, Texas
June 26, 2009

SHELL PROVIDENT FUND
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2008	December 31, 2007
Net Investment in Shell Savings Group Trust	$ -	$ 9,503,924,006
Short-term investments	1,988,444,105	-
Common stock	928,900,434	-
Commingled funds	1,314,876,913	-
Registered investment company shares	2,508,470,080	-
Self directed brokerage accounts	58,839,064	-
Participant loans	125,765,227	126,438,173
Total investments	6,925,295,823	9,630,362,179
Interest and other receivables	6,861,599	-
Total assets	6,932,157,422	9,630,362,179
Accounts payable	7,442,613	-
Total liabilities	7,442,613	-
Net assets available for benefits	$ 6,924,714,809	$ 9,630,362,179

SHELL PROVIDENT FUND
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ending December 31, 2008	Year Ending December 31, 2007
Additions to net assets attributed to:		
Investment income/loss:		
Dividends and interest	$ 230,821,736	$ 452,179,967
Net appreciation/(depreciation):		
Investment in Shell Savings Group Trust	-	263,109,022
Common stock	(487,703,553)	-
Commingled funds	(490,385,184)	-
Registered investment company shares	(1,670,262,702)	-
Self directed brokerage accounts	(17,494,319)	-
	(2,435,024,022)	715,288,989
Contributions:		
Participant	211,304,500	100,837,263
Employer	166,832,730	157,707,641
Rollover	20,829,127	22,970,992
	398,966,357	281,515,896
Total	(2,036,057,665)	996,804,885
Deductions from net assets attributed to:		
Participant distributions and withdrawals	665,538,583	669,370,673
Administrative expenses	4,051,122	4,372,046
Total	669,589,705	673,742,719
Net increase/(decrease)	(2,705,647,370)	323,062,166
Transfers from the Shell Pay Deferral Investment Fund	-	3,098,509,982
Net assets available for benefits:		
Beginning of year	9,630,362,179	6,208,790,031
End of year	$ 6,924,714,809	$ 9,630,362,179

NOTE 1 - PLAN DESCRIPTION:

General

The Shell Provident Fund (the Plan) is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended, and is described more fully in the Plan Instrument (the Regulations) and Trust Agreement, which govern the Plan. As more fully described in Note 3, the assets of the Plan were held in a participating trust in the Shell Savings Group Trust (Group Trust). The Shell Savings Group Trust was terminated on February 25, 2008 and the Shell Provident Fund became the legal as well as beneficial owner of all the Trust assets and liabilities.

Eligibility

Effective January 1, 2002, employees of Shell Oil Company and certain affiliated companies (Contributing Companies) may elect to contribute up to 25 percent of their eligible compensation on an after-tax basis to the Plan, subject to IRS limitations for all contributions. The Contributing Companies make contributions at the maximum rate for which a participant is eligible for company contributions (ranging between 2.5 percent – 10 percent), after the completion of a period of service. On June 18, 2007 the Shell Pay Deferral Investment Fund was merged into the Shell Provident Fund. All Plan assets were reflected as transferred out of the Shell Pay Deferral Investment Fund on June 15, 2007 to allow for participant activity in the Shell Provident Fund to begin on June 18, 2007. Also in conjunction with the merger, the pre-tax contribution feature from the Shell Pay Deferral Investment Fund was introduced to the Plan. In addition, the pre-tax contribution percentage amount was increased from 25% to 50%, subject to IRS limitations. Beginning June 18, 2007, all new employees or rehired employees who do not elect otherwise, are automatically enrolled to contribute 3% of their base pay on a pre-tax basis.

Participant and company contributions are credited to individual participants' accounts, with participants directing the investment of their account balances into various investment options including short-term investments, a company stock fund, commingled funds and registered investment company shares (mutual funds). Effective June 18, 2007, for participants who do not select an investment election, contributions are credited to a Barclays Global Investors LifePath Fund (default fund) based on their date of birth. Prior to June 18, 2007 the default investment was the Thrift Fund. Investment managers of the investment options invest funds at their discretion, as governed by the Regulations, investment manager agreements and prospectuses. Investments in the Plan are valued daily at the end of each business day. On June 18, 2007 the Fidelity BrokerageLink account was introduced to the Plan to allow participants to select from numerous investment options and individual securities that were not previously available in the Plan.

Vesting and Withdrawals

Participants are immediately vested in all contributions to their accounts plus actual earnings or losses thereon. Participants may withdraw their account balances upon termination of service or may delay distribution until as late as April 1 following the year in which they reach age 70½. Active employees age 59½ or older may elect to withdraw their entire account balances or any portion thereof, without incurring any suspension of company contributions. Active employees may withdraw their own after-tax contributions without any time or limit restriction.

A variable payment option, which provides unlimited monthly, quarterly, or annual drawdowns of a participant's account, is available for certain qualified Plan distributions.

Employees may elect to rollover an account from another qualified retirement plan into the Plan if certain requirements are met. An employee may withdraw funds that were rolled into the Plan at any time.

Participant Loans

Participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lesser of $50,000, after considering the highest loan balance during the previous twelve months, or 50 percent of their account balance. The loans are secured by the balance in the participants' accounts and bear interest at a rate established by the Plan Administrator, generally based upon the Prime Rate. Interest rates on loans issued during 2008 ranged from 4.00 percent to 7.75 percent and 7.75 to 8.25 percent during 2007.

Forfeited Accounts

Participants of the Shell Trading Savings Plan that merged into the Plan on December 29, 2004 retained their 5-year vesting criteria related to Company contributions prior to the merger. Therefore, forfeited amounts related exclusively to these participants are used to reduce current and future company contributions. Forfeited nonvested accounts totaled $94 and $109 as of December 31, 2008 and 2007, respectively. Company contributions and plan expenses were reduced by $16,309 and $35,898 from forfeited nonvested accounts for the years ended December 31, 2008 and 2007, respectively.

Administration of Plan Assets

Audit, investment manager and custodian fees, recordkeeping, and other internal costs directly related to oversight of daily Plan operations are paid by the Plan or by Shell Oil Company (Shell) on the Plan's behalf. When expenses are paid by Shell on the Plan's behalf, Shell is reimbursed by the Plan for such expenses. Unreimbursed expenses incurred by Shell totaled $344,784 and $62,939 at December 31, 2008 and 2007, respectively, and are included in accounts payable. Other indirect costs (including Trustee/Administrator salaries and data processing expenses) are absorbed by the Contributing Companies.

The Plan is intended to be an ongoing part of the benefit plans of the Contributing Companies. However, the right is reserved to amend or terminate the Plan. Should the Plan be terminated, participants will receive payment of their account balances.

The Trustees as defined by the Plan are employees of a consolidated subsidiary of Royal Dutch Shell plc, and therefore, qualify as parties-in-interest. In addition, the Plan invests in Royal Dutch plc Shell stock, which qualifies as a party-in-interest transaction.

NOTE 2 - ACCOUNTING POLICIES:

The financial statements of the Plan are prepared under the accrual method of accounting.

Investments of the Plan are presented on the following basis:

Shares of mutual funds are valued at the net asset value, which approximates market value, of shares held by the Plan at year-end;

Participant loans are valued at amortized cost which approximates fair value;

Commingled funds are valued based on underlying value of the investments;

All other investments are stated at market value based on quoted prices.

The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Brokerage commissions, transfer taxes, and other fees are added to the cost of purchases or deducted from the proceeds of sales. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Participant distributions or withdrawals are recorded when paid.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Statement of Financial Accounting Standards No. 157, Fair Value Measurements (FAS 157) was issued in September 2006 and establishes a framework for measuring fair value under generally accepted accounting principals, and expands disclosures about fair value measurements. The plan adopted FAS 157 effective January 1, 2008.

NOTE 3 - INVESTMENT IN THE PLAN:

The Plan was a participant in the Group Trust. The custodian of the Group Trust was Fidelity Management Trust Company. Each plan participating in the Group Trust had a specific interest in the investment assets based on participant accounts. The Plan's interest in the Group Trust was 100 percent, including interest in participant loans, at December 31, 2007. The Group Trust was terminated February 25, 2008 and the Shell Provident Fund became the legal as well as beneficial owner of all the assets and liabilities.

The following tables represent the schedule of investments and related investment income for the Group Trust as of and for the year then ended December 31, 2007. Additional information on these schedules is presented in Supplemental Schedules 2 and 3.

	December 31, 2007
Short-term investments	$2,132,877,985
Common stock	1,310,857,259
Commingled funds	1,668,229,344
Registered investment company shares	4,342,379,671
Self directed brokerage accounts	34,570,737
Participant loans	126,438,173
Total investments	$9,615,353,169

	Year-end December 31, 2007
Additions to net assets attributed to:	
Investment income	
Dividends and interest	$483,663,307
Net appreciation in common stock	240,857,463
Net appreciation in commingled funds	89,143,410
Net appreciation in registered in registered Investment company shares	153,754,848
Net depreciation in self directed brokerage accounts	(133,167)
Total investment income	$967,285,861

The following table presents investments representing 5% or more of the total Plan net assets at December 31, 2008 and December 31, 2007:

	December 31, 2008	December 31, 2007
	(In millions)	
Thrift Fund	$ 1,961	$ 2,105
U.S. Equity Index Fund	623	1,107
Royal Dutch Shell Stock Fund	954	1,338

NOTE 4 - LINE OF CREDIT OF THE PLAN:

The Thrift Fund and Royal Dutch Shell Stock Fund (RDSF) have an available line of credit to fund redemptions as needed. At December 31, 2008 and December 31, 2007 the Shell Provident Fund had no amounts outstanding under the line of credit.

NOTE 5 – RISKS AND UNCERTAINTIES:

The Plan, through the Group Trust prior to February 25, 2008, invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants' account balances and the amounts reported in the statement of net assets available for benefits.

NOTE 6- FEDERAL INCOME TAX EXEMPTION:

The Internal Revenue Service (IRS) issued a favorable determination letter dated April 7, 2003, stating the Plan is qualified under Section 401(a) and the Trust is exempt from taxation under Section 501(a) of the Internal Revenue Code (the Code). It is anticipated that the IRS will issue a favorable letter for those plan amendments not covered by the latest letter in subject areas upon which they have agreed to rule. It is the opinion of counsel that the amendments falling within the subject areas upon which the IRS has indicated it will not rule do not violate Sections 401(a) and 501(a) of the Code.

NOTE 7 – RECONCILIATION OF THE FINANCIALS TO SCHEDULE H OF FORM 5500:

The following is a reconciliation of the Plan's net assets available for benefits per the financial statements at December 31, 2008 and 2007 to Schedule H of Form 5500:

	December 31, 2008	December 31, 2007
Net assets per financial statements	$6,924,714,809	$9,630,362,179
Deemed distributions of participant loans	(2,895,647)	(1,911,829)
Net assets available for benefits per Schedule H	$6,921,819,162	$9,628,450,350

The following is a reconciliation of total expenses paid per the financial statements for the year ending December 31, 2008 to Schedule H of Form 5500:

	2008
Total deductions per the financial statements	$669,589,705
Deemed distributions of participant loans	987,230
Deemed distributions of participant loans – offset during plan year	(3,412)
Total expenses paid per Schedule H of Form 5500	$670,573,523

Amounts allocated to deemed distributions of participant loans are recorded as an investment in the financial statements and recorded as an expense on Schedule H on Form 5500.

NOTE 8 – FAIR VALUE MEASUREMENT:

Financial Accounting Standards Board Statement No. 157, *Fair Value Measurements* (FASB Statement No. 157), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are described below:

Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 — Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the assets or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement

The following sets forth by level, within the fair value hierarchy, the Plan's investments at fair value as of December 31, 2008:

Investments at Fair Value as of December 31, 2008

Investments in	**Level 1**	**Level 2**	**Level 3**	**Total**
Short-Term Investments	$ -	$ 1,988,444,105	$ -	$1,988,444,105
Common Stock	$ 928,900,434	$ -	$ -	$ 928,900,434
Commingled Funds	$ -	$ 1,314,876,913	$ -	$ 1,314,876,913
Registered Investment Co.	$2,508,470,080	$ -	$ -	$2,508,470,080
Self-Directed Brokerage Acct				
Short-Term Investments	$ 23,652,310	$ -	$ -	
Common Stock	$ 24,531,832	-	-	
Corporate Bonds	$ -	$ 1,529,381	-	
Registered Investment Co.	$ 7,029,311	$ -	-	
US Government Securities	$ -	$ 2,096,230	-	
Total Self-Directed Brokerage				$ 58,839,064
Participant Loans	-	-	$ 125,765,227	$ 125,765,227
Total investments at fair value	$3,492,583,967	$3,306,946,629	$ 125,765,227	$6,925,295,823

Level 3 Gains and Losses
The table below sets forth a summary of changes in the fair value of the Plan's level 3 assets for the year ended December 31, 2008.

Level 3 Assets
Year Ended December 31, 2008

	Participant Loans
Balance, beginning of year	$126,438,173
Loan repayments and withdrawals (net)	($672,946)
Balance, end of year	$125,765,227

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Common stocks, corporate bonds and U.S. government securities: Valued at the closing price reported on the active market on which the individual securities are traded.

Commingled funds: Valuation is based on underlying value of the investments.

Registered Investment Companies (mutual funds): Valued at the net asset value ('NAV") of shares held by the plan at year end.

Participant Loans: Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Note 9 – SUBSEQUENT EVENT:

On June 26, 2009, the Pennzoil-Quaker State Savings and Investment Plan was merged into the Shell Provident Fund.

SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SHELL SAVINGS GROUP TRUST
EIN 76-6113357
PLAN NO. 001

SUPPLEMENTAL SCHEDULE 1

(a)	(b) Identity of Issue	(c) Description of Investment Par Value	Rate (%)	Maturity Date	(e) Current Value $
	SHORT TERM INVESTMENTS				
	ABBEY NATL Y$CD 3ML+20 2/19/09	2,000,000	YCD	02/19/09	2,001,650
	AFCO III MSTR 3ML+35 1/14/09	8,000,000	MSTR	01/14/09	8,006,664
	ALLSTATE LF 3ML+25 10/20/09	12,000,000	FRN	10/20/09	11,942,592
	AMER HONDA FRN 3ML+13 2/09 144	5,000,000	FRN	02/05/09	4,999,530
	AMER HONDA FRN 3ML+13 3/09144A	3,000,000	FRN	03/18/09	2,993,103
	AMERICAN HONDA CP 1.75% 3/12/0	16,000,000	1.750 %	03/12/09	15,963,742
	AMERICAN HONDA CP 2% 2/12/09	2,000,000	2.000 %	02/12/09	1,998,302
	ANZ YECD 2.1% 1/07/09	6,000,000	2.100 %	01/07/09	6,001,573
	AT&T INC FRN 3ML+45 4/02/10	18,000,000	FRN	04/02/10	17,908,074
	ATLANTIC ASSET CP .3% 1/21/09	18,983,000	.300 %	01/21/09	18,969,934
	ATLANTIC ASSET CP .45% 3/10/09	1,000,000	.450 %	03/10/09	997,367
	ATLANTIC ASSET CP .5% 1/14/09	2,000,000	.500 %	01/14/09	1,999,247
	ATLANTIC ASSET CP 1.4% 1/12/09	1,000,000	1.400 %	01/12/09	999,686
	ATLANTIC ASSET CP 1.4% 1/21/09	1,000,000	1.400 %	01/21/09	999,312
	ATLANTIC ASSET CP 1.45% 1/22/0	2,000,000	1.450 %	01/22/09	1,998,550
	ATLANTIC ASSET CP 1.45% 1/22/0	1,000,000	1.450 %	01/22/09	999,275
	ATLANTIC ASSET CP 1.6% 1/13/09	4,000,000	1.600 %	01/13/09	3,998,620
	ATLANTIC ASSET CP 1.65% 1/14/0	2,000,000	1.650 %	01/14/09	1,999,247
	ATLANTIC ASSET CP 1.65% 1/16/0	2,000,000	1.650 %	01/16/09	1,999,100
	ATLANTIC ASSET CP 2.25% 1/20/0	1,000,000	2.250 %	01/20/09	999,363
	ATLANTIC ASSET CP 2.65% 1/20/0	1,000,000	2.650 %	01/20/09	999,363
	ATLANTIC ASSET CP 2.65% 1/20/0	2,000,000	2.650 %	01/20/09	1,998,726
	BAC-NA CD 3% 2/11/09	5,000,000	3.000 %	02/11/09	5,012,171
	BANCOSAN Y$CD 2.49% 1/14/09	10,000,000	2.490 %	01/14/09	10,006,753
	BANCOSAN Y$CD 3.15% 2/13/09	9,000,000	3.150 %	02/13/09	9,021,257
	BANCOSAN Y$CD 3.19% 2/02/09	3,000,000	3.190 %	02/02/09	3,005,423
	BANK AMER NA 3ML+20 8/06/09	12,000,000	BN	08/06/09	11,955,264
	BANK OF AM FRN 3ML+20 11/3/09	17,000,000	FRN	11/03/09	16,997,127
	BANK OF NOVA Y$CD 3ML+30 9/09	11,000,000	YCD	09/08/09	11,010,109
	BANK T-M UFJ Y$CD 1% 2/06/09	15,000,000	1.000 %	02/06/09	14,996,916
	BANK T-M UFJ Y$CD 1.25% 2/24/0	6,000,000	1.250 %	02/24/09	6,000,454
	BANK T-M UFJ Y$CD 2.3% 1/15/09	13,000,000	2.300 %	01/15/09	13,008,385
	BARCLAYS Y$CD 1ML+50 1/05/09	10,000,000	YCD	01/05/09	10,000,000
	BARCLAYS Y$CD 1ML+50 2/12/09	9,000,000	YCD	02/12/09	8,990,577
	BARCLAYS Y$CD 1ML+63 8/11/09	13,000,000	YCD	08/11/09	12,929,722
	BARCLAYS Y$CD 2.25% 1/15/09	27,000,000	2.250 %	01/15/09	27,016,853
	BARCLAYS Y$CD 3.13% 2/26/09	9,000,000	3.130 %	02/26/09	9,027,262
	BBVA SA (LON) Y$CP 2.1% 2/27/0	4,000,000	2.100 %	02/27/09	3,993,691
	BBVA SA (LON) Y$CP 2.14% 2/23/	14,000,000	2.140 %	02/23/09	13,981,184
	BBVA SA (LON) Y$CP 3.06% 2/04/	7,000,000	3.060 %	02/04/09	6,996,168
	BBVA SA (LON) Y$CP 3.07% 2/26/	11,000,000	3.070 %	02/26/09	10,983,315
	BBVA SA (LON) Y$CP 3.1% 1/21/0	12,000,000	3.100 %	01/21/09	11,996,570
	BBVA SA (LON) Y$CP 3.12% 1/08/	10,000,000	3.120 %	01/08/09	9,999,333
	BK MNTREAL Y$CD 1ML+50 4/13/09	13,000,000	YCD	04/13/09	12,998,232
	BK OF MONT Y$CD 1ML+55 6/23/09	9,000,000	YCD	06/23/09	8,998,047
	BK OF MONT Y$CD 1ML+55 7/7/09	13,000,000	YCD	07/07/09	12,997,322
	BMONT FRN 1ML+50 12/04/09 144A	8,000,000	FRN	12/04/09	7,992,720
	BMONT Y$CD 3ML+35 6/05/09	13,000,000	YCD	06/05/09	13,013,611
	BNP SA FRN 3ML+21 11/13/09	13,000,000	FRN	11/13/09	12,970,789
	BNPSA Y$CD 2.1% 1/26/09	15,000,000	2.100 %	01/26/09	15,014,600
	BNPSA Y$CD 2.75% 4/20/09	8,000,000	2.750 %	04/20/09	8,027,210
	BNPSA Y$CD 3.05% 4/23/09	5,000,000	3.050 %	04/23/09	5,022,110
	BNPSA Y$CD 3.1% 2/17/09	11,000,000	3.100 %	02/17/09	11,027,612
	BNPSA Y$CD 3.12% 2/23/09	9,000,000	3.120 %	02/23/09	9,025,687
	BNPSA Y$CD 3.12% 2/27/09	11,000,000	3.120 %	02/27/09	11,033,726
	BNPSA Y$CD 3.35% 1/30/09	9,000,000	3.350 %	01/30/09	9,019,456
	BP CAPITAL MARKETS FRN 1/11/10	9,000,000	FRN	01/11/10	9,000,153
	BSCOT Y$CD 3ML+21 7/06/09	18,000,000	YCD	07/06/09	17,998,344
	CALYON SA Y$CD 3.15% 2/09/09	11,000,000	3.150 %	02/09/09	11,023,615
	CIBC Y$CD 1.2% 3/30/09	4,000,000	1.200 %	03/30/09	3,997,536
	CIBC Y$CD 1.85% 2/09/09	12,000,000	1.850 %	02/09/09	12,008,636
	CIBC Y$CD 2.25% 2/18/09	7,000,000	2.250 %	02/18/09	7,009,958
	CIC YECD 2.4% 3/16/09	16,000,000	2.400 %	03/16/09	16,031,507
	CIC YECD 2.6% 1/14/09	15,000,000	2.600 %	01/14/09	15,010,773
	CIC YECD 2.75% 1/12/09	15,000,000	2.750 %	01/12/09	15,009,983
	CIC YECD 3.16% 2/09/09	7,000,000	3.160 %	02/09/09	7,015,202
	CIC YECD 3.2% 1/26/09	7,000,000	3.200 %	01/26/09	7,012,366
	COMAUS EXT 3ML+20 11/3/09 144A	18,000,000	FRN	11/03/09	17,996,490
	COMAUS YECD 2.76% 1/15/09	9,000,000	2.760 %	01/15/09	9,007,523
	COMAUS YECD 2.9% 2/04/09	3,000,000	2.900 %	02/04/09	3,004,935
	CONOCOPHI QATARY$CP .45% 1/20/	22,125,000	.450 %	01/20/09	22,122,172
	CRED AGRIC 3ML+23 7/22/09 144A	20,000,000	FRN	07/22/09	19,993,720
	CREDIT AGRIC SAYECD 1.82% 4/01	12,000,000	1.820 %	04/01/09	12,006,607
	CREDIT AGRIC SAYECD 2.5% 2/02/	17,000,000	2.500 %	02/02/09	17,020,182
	CREDIT AGRIC SAYECD 2.6% 3/03/	14,000,000	2.600 %	03/03/09	14,027,583
	CREDIT AGRIC SAYECD 3.22% 2/02	12,000,000	3.220 %	02/02/09	12,022,007
	CREDIT SUIS YCD 3ML+35 8/11/09	12,000,000	YCD	08/11/09	12,005,952
	DAKOTA CP .5% 1/06/09	5,000,000	.500 %	01/06/09	4,999,250
	DAKOTA CP 1.6% 1/20/09	1,000,000	1.600 %	01/20/09	999,352
	DAKOTA CP 1.6% 1/20/09	4,000,000	1.600 %	01/20/09	3,997,407
	DAKOTA CP 1.6% 1/20/09	5,000,000	1.600 %	01/20/09	4,996,759
	DAKOTA CP 1.65% 1/22/09	5,000,000	1.650 %	01/22/09	4,996,315
	DAKOTA CP 1.75% 2/12/09	5,000,000	1.750 %	02/12/09	4,992,433

(a)	(b) Identity of Issue	(c) Description of Investment Par Value	Rate (%)	Maturity Date	(e) Current Value $
	DAKOTA CP 2.6% 1/29/09	1,000,000	2.600 %	01/29/09	998,998
	DAKOTA CP 2.63% 2/02/09	2,000,000	2.630 %	02/02/09	1,997,701
	DANSKE Y$CP .5% 1/20/09	15,000,000	.500 %	01/20/09	14,996,084
	DANSKE Y$CP 1.34% 3/23/09	3,000,000	1.340 %	03/23/09	2,991,677
	DEUTSCHE Y$CD 3ML+21 11/4/09	15,000,000	YCD	11/04/09	14,999,700
	DEUTSCHE Y$CD 3ML+21 2/9/09	10,000,000	YCD	02/09/09	10,008,040
	DEUTSCHE Y$CD 3ML-4 6/3/09	15,000,000	YCD	06/03/09	15,017,880
	DNB NORBANK Y$CP 1.37% 3/23/09	4,000,000	1.370 %	03/23/09	3,988,903
	DNB NORBANK Y$CP 2.16% 2/17/09	6,000,000	2.160 %	02/17/09	5,993,824
	DNB NORBANK Y$CP 2.29% 1/12/09	4,000,000	2.290 %	01/12/09	3,999,547
	DNB NORBANK Y$CP 2.29% 1/14/09	2,000,000	2.290 %	01/14/09	1,999,720
	DNB NORBANK Y$CP 2.5% 1/06/09	4,000,000	2.500 %	01/06/09	3,999,807
	EMERALD(BA TR) CP 1.3% 1/23/09	1,000,000	1.300 %	01/23/09	999,246
	EMERALD(BA TR) CP 1.3% 1/27/09	2,000,000	1.300 %	01/27/09	1,998,196
	EMERALD(BA TR) CP 1.35% 1/20/0	1,000,000	1.350 %	01/20/09	999,368
	EMERALD(BA TR) CP 1.4% 2/02/09	1,000,000	1.400 %	02/02/09	998,878
	EMERALD(BA TR) CP 1.75% 1/09/0	4,000,000	1.750 %	01/09/09	3,999,105
	EMERALD(BA TR) CP 2.25% 1/05/0	5,000,000	2.250 %	01/05/09	4,999,396
	EMERALD(BA TR) CP 2.5% 1/12/09	5,000,000	2.500 %	01/12/09	4,998,445
	FHLB 3.2% 4/14/09	6,000,000	3.200 %	04/14/09	6,049,050
	FHLB 3.2% 4/14/09	5,000,000	3.200 %	04/14/09	5,040,875
	FHLB 3ML-0 4/01/09	13,000,000	VFAC	04/01/09	13,006,968
	FHLB FEDL01+36.5 6/11/09	50,000,000	VFAC	06/11/09	49,875,250
	FHLB VFAC 3ML-3.5 2/19/10	5,715,000	VFAC	02/19/10	5,727,316
	FHLBDN 0% 3/31/09	9,000,000	.000 %	03/31/09	8,998,461
	FHLMC 1ML-2 9/21/09	8,000,000	VFAC	09/21/09	7,991,944
	FHLMCDN 0% 3/31/09	4,000,000	.000 %	03/31/09	3,999,316
	FNMA 3ML-5.5 2/12/10	12,465,000	VFAC	02/12/10	12,487,350
	FNMA DN 0% 9/25/09	7,000,000	.000 %	09/25/09	6,971,552
	FNMADN 0% 7/27/09	14,000,000	.000 %	07/27/09	13,967,954
	FNMDN 0% 7/23/09	7,000,000	.000 %	07/23/09	6,984,292
	GE CAP EXT 1ML+3.55 4/24/09	3,000,000	FRN	04/24/09	2,995,470
	GE-CAP CP 2.86% 2/03/09	6,000,000	2.860 %	02/03/09	5,997,450
	GE-CAP FRN 1ML+2.46 4/09/09	7,000,000	FRN	04/09/09	6,997,753
	GE-CAP FRN 1ML+6 5/07/09	25,000,000	FRN	05/07/09	24,898,200
	GECAPMTN FRN 3ML+4 3/16/09	5,800,000	FRN	03/16/09	5,782,646
	HARTFORD LIFE GL 1ML+2 1/15/09	10,000,000	MTN	01/15/09	9,999,720
	ING USA FRN 3ML+26 4/24/09	4,000,000	FRN	04/24/09	3,999,660
	INGBANK YECD 1.25% 2/23/09	26,000,000	1.250 %	02/23/09	26,001,927
	INTESA FDG LLC CP 1.494% 4/20/	1,000,000	1.494 %	04/20/09	995,753
	INTESA FDG LLC CP 1.64% 5/19/0	2,000,000	1.640 %	05/19/09	1,988,486
	INTESA FDG LLC CP 1.785% 6/19/	1,000,000	1.785 %	06/19/09	992,223
	INTESA FDG LLC CP 2.16% 2/02/0	11,000,000	2.160 %	02/02/09	10,994,616
	INTESA SANPAOLO 1ML+50 5/09	13,000,000	YCD	05/13/09	12,998,154
	INTESA SANPAOLOY$CD 1ML53 6/09	12,000,000	YCD	06/19/09	11,997,228
	INTESA SANPY$CD 3ML+40 8/12/09	8,000,000	YCD	08/12/09	7,998,448
	INTESA SNPAOLOY$CD 1ML+53 7/09	8,000,000	YCD	07/01/09	7,998,056
	JACKSON FND 3ML+50 9/8/09	3,000,000	FRN	09/08/09	3,002,907
	KITTY CP .7% 2/02/09	3,000,000	.700 %	02/02/09	2,996,606
	KITTY CP 1.4% 1/28/09	1,000,000	1.400 %	01/28/09	999,052
	KITTY CP 2.25% 1/16/09	1,000,000	2.250 %	01/16/09	999,550
	KITTY CP 4.15% 1/23/09	2,000,000	4.150 %	01/23/09	1,998,478
	KITTY CP 4.25% 1/09/09	2,000,000	4.250 %	01/09/09	1,999,548
	LLOYDS GP 3ML+30 12/7/09 144A	12,000,000	FRN	12/07/09	12,009,528
	METLIF GLB FRN1ML+4.54 2/09144	5,226,000	FRN	02/06/09	5,225,373
	METLIFE INS FRN 3ML+25 3/31/09	5,000,000	FRN	03/31/09	4,976,580
	METLIFE# FRN 3ML+29 10/19/09	10,000,000	FRN	10/19/09	9,995,300
	NATAUST YECD 1.25% 3/23/09	6,000,000	1.250 %	03/23/09	5,997,267
	NATAUST YECD 2.1% 1/30/09	8,000,000	2.100 %	01/30/09	8,008,984
	NATAUST YECD 2.25% 2/27/09	8,000,000	2.250 %	02/27/09	8,013,473
	NATAUST YECD 2.56% 1/16/09	7,000,000	2.560 %	01/16/09	7,005,620
	NATEXIS BANQUE Y$CP 1.25% 1/16	13,000,000	1.250 %	01/16/09	12,997,573
	NATEXIS BANQUE Y$CP 3.1% 3/05/	7,000,000	3.100 %	03/05/09	6,986,485
	NATEXIS BANQUE Y$CP 3.11% 3/09	12,000,000	3.110 %	03/09/09	11,974,568
	NATIONWDE BLDG Y$CP 3.34% 1/22	6,000,000	3.340 %	01/22/09	5,998,093
	NATIONWDE BLDG Y$CP 3.34% 1/23	2,000,000	3.340 %	01/23/09	1,999,336
	NATIXIS SA Y$CD 1.1% 1/20/09	4,000,000	1.100 %	01/20/09	4,000,777
	NATIXIS SA Y$CD 1.9% 1/05/09	14,000,000	1.900 %	01/05/09	14,002,234
	NATIXIS SA Y$CD 2% 1/05/09	14,000,000	2.000 %	01/05/09	14,002,428
	NOKIA CORP Y$CP 2.1% 1/08/09	1,000,000	2.100 %	01/08/09	999,916
	NORDEA BK 3ML+35 11/24/09 144A	12,000,000	FRN	11/24/09	11,986,908
	NOVASC Y$CD 2.05% 1/13/09	15,000,000	2.050 %	01/13/09	15,007,029
	NOVASC Y$CD 3ML+30 7/15/09	12,000,000	YCD	07/15/09	12,001,176
	NOVASC Y$CD 3ML+30 7/17/09	4,000,000	YCD	07/17/09	4,000,888
	NTL AUST BK 3ML+21.49 10/6/09	11,000,000	FRN	10/06/09	10,991,530
	NYLIFE FRN 3ML+17 5/15/09	7,000,000	FRN	05/15/09	7,004,725
	NYLIFE# FRN 3ML+16 3/31/09	15,000,000	FRN	03/31/09	14,996,100
	PACIFIC LIFE 1ML+5 3/4/09 144A	4,000,000	FRN	03/04/09	3,992,280
	PALISADES(CITI)CP .7% 1/06/09	10,000,000	.700 %	01/06/09	9,998,500
	PNC BANK NA 3ML+24 3/3/09	4,000,000	FRN	03/03/09	4,000,596
	PNCNA CD 3.085% 4/01/09	3,000,000	3.085 %	04/01/09	3,013,403
	PROCTER & GAM FRN 3ML+3 9/9/09	4,000,000	FRN	09/09/09	3,999,416
	RABO Y$CD 2.25% 2/05/09	43,000,000	2.250 %	02/05/09	43,044,914
	RABO Y$CD 2.63% 4/14/09	3,000,000	2.630 %	04/14/09	3,008,619

(a)	(b) Identity of Issue	(c) Description of Investment Par Value	Rate (%)	Maturity Date	(e) Current Value $
	RABO Y$CD 2.75% 4/20/09	7,000,000	2.750 %	04/20/09	7,023,809
	RBS Y$CD 1.5% 2/17/09	6,000,000	1.500 %	02/17/09	6,002,390
	RBS Y$CD 1ML+55 2/27/09	20,000,000	YCD	02/27/09	19,991,340
	RBS Y$CD 2.1% 2/05/09	38,000,000	2.100 %	02/05/09	38,034,090
	RBS Y$CD 3.15% 3/05/09	7,000,000	3.150 %	03/05/09	7,020,917
	RBS YECD 3.13% 1/16/09	10,000,000	3.130 %	01/16/09	10,010,525
	ROYAL BK CDA 1ML+40 11/13/09	13,000,000	FRN	11/13/09	12,998,557
	ROYALBK Y$CD 2% 2/19/09	11,000,000	2.000 %	02/19/09	11,012,158
	ROYALBK Y$CD 3ML+20 8/19/09	5,000,000	YCD	08/19/09	5,001,660
	ROYALBK Y$CD 3ML+30 12/31/09	14,000,000	YCD	02/01/10	13,994,988
	ROYALBK Y$CD 4.3% 1/20/09	6,000,000	4.300 %	01/20/09	6,011,806
	SALISBURY REC CP 1.2% 1/09/09	2,000,000	1.200 %	01/09/09	1,999,553
	SALISBURY REC CP 1.2% 1/12/09	1,000,000	1.200 %	01/12/09	999,689
	SALISBURY REC CP 1.5% 1/09/09	4,000,000	1.500 %	01/09/09	3,999,105
	SALISBURY REC CP 1.55% 2/02/09	10,000,000	1.550 %	02/02/09	9,988,780
	SANPAOLO (OLD) Y$CD 3.15% 4/21	7,000,000	3.150 %	04/21/09	7,032,526
	SECLIFE FRN 3ML+26 4/28/09	3,000,000	FRN	04/28/09	3,001,146
	SHEFFREC Y$CP 1.3% 1/23/09	2,000,000	1.300 %	01/23/09	1,998,478
	SHEFFREC Y$CP 1.4% 1/16/09	1,000,000	1.400 %	01/16/09	999,550
	SHEFFREC Y$CP 1.45% 1/14/09	5,000,000	1.450 %	01/14/09	4,998,118
	SHEFFREC Y$CP 1.45% 1/22/09	1,000,000	1.450 %	01/22/09	999,275
	SHEFFREC Y$CP 1.5% 1/21/09	4,000,000	1.500 %	01/21/09	3,997,247
	SHEFFREC Y$CP 2.3% 1/09/09	3,000,000	2.300 %	01/09/09	2,999,321
	SOCGEN 3ML+41 1/4/10 144A	12,000,000	BN	09/04/09	12,013,956
	SOCGEN Y$CD 1.75% 1/23/09	28,000,000	1.750 %	01/23/09	28,017,856
	SVENSKA ST NTS 3ML+21 5/6/09	16,000,000	FRN	05/06/09	15,996,624
	SVENSKA Y$CD 2.01% 3/11/09	9,000,000	2.010 %	03/11/09	9,009,744
	SVENSKA Y$CD 3ML+35 8/26/09	4,000,000	YCD	08/26/09	3,977,652
	TAGS Y$CP .5% 1/20/09	3,000,000	.500 %	01/20/09	2,998,055
	TAGS Y$CP 1.15% 1/12/09	1,000,000	1.150 %	01/12/09	999,679
	TAGS Y$CP 1.35% 1/07/09	631,000	1.350 %	01/07/09	630,890
	TAGS Y$CP 1.8% 1/02/09	2,000,000	1.800 %	01/02/09	1,999,900
	TORONTO Y$CD 2.1% 6/16/09	6,000,000	2.100 %	06/16/09	6,006,851
	TORONTO Y$CD 2.4% 5/14/09	7,000,000	2.400 %	05/14/09	7,017,987
	TORONTO Y$CD 2.45% 4/07/09	6,000,000	2.450 %	04/07/09	6,013,588
	TORONTO Y$CD 2.5% 6/09/09	10,000,000	2.500 %	06/09/09	10,028,506
	TORONTO Y$CD 3.4% 1/23/09	6,000,000	3.400 %	01/23/09	6,010,134
	TORONTO-US CP 2.115% 6/15/09	2,000,000	2.115 %	06/15/09	1,985,051
	TOYOTACR CP 1.4% 2/23/09	5,000,000	1.400 %	02/23/09	4,994,075
	TRANSAMOC FRN 3ML+28 7/01/09	10,000,000	FRN	07/01/09	10,008,990
	UNICREDIRE Y$CP 3.175% 2/10/09	14,000,000	3.175 %	02/10/09	13,989,142
	UNICREDIT SPA YECD 1.25% 1/30/	13,000,000	1.250 %	01/30/09	13,005,413
	UNICREDIT SPA YECD 1.6% 2/23/0	13,000,000	1.600 %	02/23/09	13,007,773
	UNICREDIT SPA YECD 1.8% 3/19/0	26,000,000	1.800 %	03/19/09	26,019,599
	UNICREDIT SPA YECD 2.7% 1/26/0	13,000,000	2.700 %	01/26/09	13,018,279
	UNICREDIT SPA YECD 2.7% 2/09/0	14,000,000	2.700 %	02/09/09	14,023,265
	VAR FDG CAP CO CP 1% 1/05/09	1,000,000	1.000 %	01/05/09	999,879
	VAR FDG CAP CO CP 1% 1/07/09	8,000,000	1.000 %	01/07/09	7,998,646
	VERIZON COM INC 4/14/09	12,000,000	FRN	04/14/09	12,001,116
	WELLS FARGO MT 3.55175%	7,000,000	MT	05/01/33	7,000,000
	WELLSFARGO#FRN 1ML-3 7/15/09	25,000,000	FRN	07/15/09	24,989,125
	WESTLBAG FRN 1ML+1 2/09/09	9,000,000	FRN	02/09/09	8,996,220
	WESTPAC BKG 3ML+22 10/2/09 144	21,000,000	FRN	10/02/09	21,009,261
	WESTPAC BKG 3ML+30 8/14/09 144	4,000,000	FRN	08/14/09	4,002,608
	WESTPAC BKG CO FRN 2/6/09 144	15,000,000	FRN	02/06/09	15,011,130
	WESTPAC#FRN 3ML-2 1/09/09	12,000,000	FRN	01/09/09	12,000,312
*	FIDELITY INSTITUTIONAL CASH PORT	26,964,874	1.090%	N/A	36,441,947
	COMMINGLED				
	1-3 YR GOVT BOND BARCLAY'S		COMM	FUND	21,595,633
	20+ TREASURY BOND BARCLAY'S		COMM	FUND	155,496,171
	EQUITIES FUND		COMM	FUND	622,782,143
	GOVT CREDIT INDEX BARCLAY'S		COMM	FUND	16,377,180
	INT.TERM GOV'T BOND BARCLAY'S		COMM	FUND	25,540,346
	LIFEPATH 2010		COMM	FUND	29,584,179
	LIFEPATH 2020		COMM	FUND	35,504,773
	LIFEPATH 2030		COMM	FUND	20,685,384
	LIFEPATH 2040		COMM	FUND	14,258,820
	LIFEPATH 2050		COMM	FUND	277,663
	LIFEPATH RETIREMENT		COMM	FUND	15,308,571
	MID CAP EQUITY INDEX BARCLAY'S		COMM	FUND	67,233,574
	RUSSELL 1000 GROWTH BARCLAY'S		COMM	FUND	7,804,918
	RUSSELL 1000 INDEX BARCLAY'S		COMM	FUND	9,041,064
	RUSSELL 1000 VALUE BARCLAY'S		COMM	FUND	13,190,432
	RUSSELL 2000 GROWTH BARCLAY'S		COMM	FUND	4,580,462
	RUSSELL 2000 INDEX BARCLAY'S		COMM	FUND	16,571,055
	RUSSELL 2000 VALUE BARCLAY'S		COMM	FUND	14,217,365
	SHELL TIPS FUND		COMM	FUND	39,842,999
	US DEBT INDEX BARCLAY'S		COMM	FUND	111,290,559
	US EQUITIES MARKET BARCLAY'S		COMM	FUND	73,693,622
*	ROYAL DUTCH SHELL PLC		COMMON	STOCK	928,900,434
*	**PARTICIPANT LOANS**		LOAN	4% to 10.5%	125,765,227
	ABDN SEL MID CP GR A		MUTUAL	FUND	56,764
	ABF BALANCED PA		MUTUAL	FUND	747,360
	ABF INTL EQUITY PA		MUTUAL	FUND	2,667,420

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SHELL SAVINGS GROUP TRUST
EIN 76-6113357
PLAN NO. 001

(a)	(b) Identity of Issue	(c) Description of Investment Par Value	Rate (%)	Maturity Date	(e) Current Value $
	ABF LARGE CAP VAL PA		MUTUAL	FUND	14,462,954
	ABF SH TERM BOND PA		MUTUAL	FUND	143,408
	AIM BASIC VALUE A		MUTUAL	FUND	584,064
	AIM CONSTELLATION A		MUTUAL	FUND	485,470
	AIM DYNAMICS INV		MUTUAL	FUND	2,070,554
	AIM GBL SM&MDCP AGGR GR		MUTUAL	FUND	355,202
	AIM MIDCAP CORE EQ A		MUTUAL	FUND	1,918,681
	ALGER CAP APPREC I		MUTUAL	FUND	10,455,887
	ALGER MIDCAP GRTH I		MUTUAL	FUND	5,123,470
	ALGER SMALL CAP I		MUTUAL	FUND	1,632,350
	ALL/BERN SMMDCPVAL A		MUTUAL	FUND	146,126
	ALLNZ CCM CAP AP ADM		MUTUAL	FUND	770,234
	ALLNZ CCM MID CP ADM		MUTUAL	FUND	855,459
	ALLNZ NFJ SMCPVAL I		MUTUAL	FUND	14,657,958
	AM CEN LG CO VAL INV		MUTUAL	FUND	3,173,085
	AM CENT SM COMP INV		MUTUAL	FUND	715,564
	AM CENT ULTRA INV		MUTUAL	FUND	76,330
	AM CENT VISTA INV		MUTUAL	FUND	2,093,593
	ARIEL APPRECIATION		MUTUAL	FUND	2,269,001
	ARIEL FUND		MUTUAL	FUND	3,480,568
	ARTISAN INTL		MUTUAL	FUND	5,450,228
	ARTISAN MID CAP INV		MUTUAL	FUND	1,851,322
	ARTISAN MID CAP VAL		MUTUAL	FUND	4,278,029
	BARON ASSET FUND		MUTUAL	FUND	2,582,870
	BARON GROWTH		MUTUAL	FUND	12,158,392
	BARON SMALL CAP		MUTUAL	FUND	722,349
	CALV NEWVIS SM CP A		MUTUAL	FUND	84,145
	CALVERT CAP ACC A		MUTUAL	FUND	13,842
	CALVERT INTL EQTY A		MUTUAL	FUND	22,919
	CALVERT SIF BALNCD A		MUTUAL	FUND	36,191
	CALVERT SIF: BOND A		MUTUAL	FUND	2,918,486
	CALVERT SIF:EQUITY A		MUTUAL	FUND	25,283
	COL CONS HIGH YLD Z		MUTUAL	FUND	167,771
	COL/ACORN SELECT Z		MUTUAL	FUND	3,771,238
	CRM MID CAP VAL INV		MUTUAL	FUND	4,485,469
	CS GLOBAL FX INC COM		MUTUAL	FUND	1,155,280
	CS INTL FOCUS COM		MUTUAL	FUND	70,014
	CS LARGE CAP VALUE A		MUTUAL	FUND	222,190
	CS LG CAP GRTH COM		MUTUAL	FUND	81,077
	CS MID CAP CORE COM		MUTUAL	FUND	46,143
	CS SM CAP CORE COM		MUTUAL	FUND	365,537
	DOMINI SOCIAL EQUITY		MUTUAL	FUND	116,442
	DREY EQUITY GROWTH F		MUTUAL	FUND	78,482
	DREY FNDRS DISCVRY F		MUTUAL	FUND	289,744
	DREY FNDRS GLOBAL GROWTH F		MUTUAL	FUND	16,482
	DREY FNDRS PASSPRT F		MUTUAL	FUND	18,216
	DREY MID-CAP GRTH F		MUTUAL	FUND	1,501,400
	DWS GLOBAL OPPS S		MUTUAL	FUND	83,288
	DWS GRTH & INCOME S		MUTUAL	FUND	45,494
	DWS INTERNATIONAL S		MUTUAL	FUND	198,687
	DWS/D HIGH RTN EQ A		MUTUAL	FUND	2,529,696
*	FID ASSET MGR 20%		MUTUAL	FUND	2,189,275
*	FID ASSET MGR 50%		MUTUAL	FUND	1,310,418
*	FID ASSET MGR 70%		MUTUAL	FUND	339,462
*	FID ASSET MGR 85%		MUTUAL	FUND	705,516
*	FID BALANCED K		MUTUAL	FUND	34,229,729
*	FID BLUE CHIP GROWTH K		MUTUAL	FUND	70,580,678
*	FID BLUE CHIP VALUE		MUTUAL	FUND	3,841,644
*	FID CANADA		MUTUAL	FUND	33,367,091
*	FID CAP APPRECIATION K		MUTUAL	FUND	9,712,470
*	FID CAPITAL & INCOME		MUTUAL	FUND	16,294,103
*	FID CHINA REGION		MUTUAL	FUND	11,396,572
*	FID CONTRAFUND		MUTUAL	FUND	200,089,638
*	FID CONVERTIBLE SEC		MUTUAL	FUND	5,319,511
*	FID DISCIPLINED EQTY K		MUTUAL	FUND	2,168,274
*	FID DIVERSIFIED INTL K		MUTUAL	FUND	92,830,778
*	FID DIVIDEND GROWTH K		MUTUAL	FUND	27,090,237
*	FID EMERGING MKTS K		MUTUAL	FUND	17,259,077
*	FID EQUITY INCOME II K		MUTUAL	FUND	3,233,297
*	FID EQUITY INCOME K		MUTUAL	FUND	63,466,122
*	FID EUROPE		MUTUAL	FUND	2,217,485
*	FID EUROPE CAP APP		MUTUAL	FUND	2,945,298
*	FID EXP & MULTINATL K		MUTUAL	FUND	7,257,765
*	FID FIFTY		MUTUAL	FUND	4,246,649
*	FID FLOAT RT HI INC		MUTUAL	FUND	5,045,744
*	FID FOCUSED HIGH INC		MUTUAL	FUND	58,436
*	FID FOCUSED STOCK		MUTUAL	FUND	1,498,806
*	FID FOUR IN ONE IDX		MUTUAL	FUND	4,824,406
*	FID FREEDOM 2000		MUTUAL	FUND	1,481,921
*	FID FREEDOM 2005		MUTUAL	FUND	823,818
*	FID FREEDOM 2010		MUTUAL	FUND	21,604,024
*	FID FREEDOM 2015		MUTUAL	FUND	7,996,353
*	FID FREEDOM 2020		MUTUAL	FUND	44,060,067
*	FID FREEDOM 2025		MUTUAL	FUND	3,405,862

(a)	(b) Identity of Issue	(c) Description of Investment Par Value	Rate (%)	Maturity Date	(e) Current Value $
*	FID FREEDOM 2030		MUTUAL	FUND	12,433,845
*	FID FREEDOM 2035		MUTUAL	FUND	1,359,501
*	FID FREEDOM 2040		MUTUAL	FUND	6,578,618
*	FID FREEDOM 2045		MUTUAL	FUND	265,292
*	FID FREEDOM 2050		MUTUAL	FUND	1,214,493
*	FID FREEDOM INCOME		MUTUAL	FUND	3,513,547
*	FID FUND K		MUTUAL	FUND	3,965,431
*	FID GINNIE MAE		MUTUAL	FUND	10,615,114
*	FID GLOBAL BALANCED		MUTUAL	FUND	1,868,469
*	FID GR STRATEGIES K		MUTUAL	FUND	6,167,296
*	FID GROWTH & INCOME K		MUTUAL	FUND	21,426,953
*	FID GROWTH COMPANY K		MUTUAL	FUND	11,581,893
*	FID GROWTH DISCOVERY K		MUTUAL	FUND	4,832,617
*	FID HIGH INCOME		MUTUAL	FUND	3,921,439
*	FID INDEPENDENCE K		MUTUAL	FUND	7,177,451
*	FID INFLAT PROT BOND		MUTUAL	FUND	9,680,671
*	FID INST SH INT GOVT		MUTUAL	FUND	3,309,986
*	FID INTERMED BOND		MUTUAL	FUND	4,350,126
*	FID INTL CAP APPREC		MUTUAL	FUND	1,112,696
*	FID INTL DISCOVERY K		MUTUAL	FUND	20,814,759
*	FID INTL REAL ESTATE		MUTUAL	FUND	3,980,812
*	FID INTL SM CAP OPP		MUTUAL	FUND	1,429,049
*	FID INTL SMALL CAP		MUTUAL	FUND	8,891,257
*	FID INTL VALUE		MUTUAL	FUND	383,235
*	FID INTM GOVT INCOME		MUTUAL	FUND	3,399,044
*	FID JAPAN		MUTUAL	FUND	2,130,994
*	FID JAPAN SMALLER CO		MUTUAL	FUND	1,866,966
*	FID LARGE CAP GROWTH		MUTUAL	FUND	1,392,219
*	FID LARGE CAP STOCK		MUTUAL	FUND	1,039,811
*	FID LARGE CAP VALUE		MUTUAL	FUND	6,308,841
*	FID LATIN AMERICA		MUTUAL	FUND	36,101,535
*	FID LEVERAGED CO STK K		MUTUAL	FUND	36,501,132
*	FID LOW PRICED STK K		MUTUAL	FUND	86,444,179
*	FID MAGELLAN K		MUTUAL	FUND	50,266,077
*	FID MEGA CAP STOCK		MUTUAL	FUND	1,129,560
*	FID MID CAP GROWTH		MUTUAL	FUND	993,707
*	FID MID CAP STOCK K		MUTUAL	FUND	14,258,060
*	FID MID CAP VALUE		MUTUAL	FUND	2,858,806
*	FID MORTGAGE SEC		MUTUAL	FUND	598,488
*	FID NASDAQ COMP INDX		MUTUAL	FUND	1,174,518
*	FID NEW MARKETS INC		MUTUAL	FUND	17,064,600
*	FID OTC PORTFOLIO K		MUTUAL	FUND	52,530,556
*	FID OVERSEAS K		MUTUAL	FUND	17,607,762
*	FID PACIFIC BASIN		MUTUAL	FUND	1,542,367
*	FID PURITAN K		MUTUAL	FUND	147,227,185
*	FID REAL ESTATE INC		MUTUAL	FUND	1,524,977
*	FID REAL ESTATE INVS		MUTUAL	FUND	13,939,805
*	FID SEL AIR TRANSPRT		MUTUAL	FUND	566,572
*	FID SEL AUTOMOTIVE		MUTUAL	FUND	82,163
*	FID SEL BANKING		MUTUAL	FUND	2,259,779
*	FID SEL BIOTECH		MUTUAL	FUND	3,837,444
*	FID SEL BROKERAGE		MUTUAL	FUND	1,777,000
*	FID SEL CHEMICALS		MUTUAL	FUND	2,975,188
*	FID SEL COMM EQUIP		MUTUAL	FUND	166,306
*	FID SEL COMPUTERS		MUTUAL	FUND	265,272
*	FID SEL CONS DISCR		MUTUAL	FUND	104,007
*	FID SEL CONS STAPLES		MUTUAL	FUND	5,509,927
*	FID SEL CONSTR/HOUSE		MUTUAL	FUND	1,038,073
*	FID SEL DEFENSE		MUTUAL	FUND	6,791,676
*	FID SEL ELECTRONICS		MUTUAL	FUND	625,797
*	FID SEL ENERGY		MUTUAL	FUND	24,328,548
*	FID SEL ENERGY SVCS		MUTUAL	FUND	13,446,446
*	FID SEL ENVIRONMENT		MUTUAL	FUND	393,375
*	FID SEL FINANCIAL		MUTUAL	FUND	2,512,635
*	FID SEL GOLD		MUTUAL	FUND	26,220,725
*	FID SEL HEALTHCARE		MUTUAL	FUND	4,422,852
*	FID SEL HOME FINANCE		MUTUAL	FUND	579,047
*	FID SEL INDUST EQUIP		MUTUAL	FUND	300,050
*	FID SEL INDUSTRIALS		MUTUAL	FUND	697,069
*	FID SEL INSURANCE		MUTUAL	FUND	457,103
*	FID SEL IT SERVICES		MUTUAL	FUND	106,151
*	FID SEL LEISURE		MUTUAL	FUND	905,941
*	FID SEL MATERIALS		MUTUAL	FUND	2,358,853
*	FID SEL MED EQ & SYS		MUTUAL	FUND	7,104,652
*	FID SEL MEDICAL DEL		MUTUAL	FUND	3,415,604
*	FID SEL MONEY MARKET		MUTUAL	FUND	34,435,522
*	FID SEL MULTIMEDIA		MUTUAL	FUND	139,511
*	FID SEL NATURAL GAS		MUTUAL	FUND	16,692,116
*	FID SEL NATURAL RES		MUTUAL	FUND	13,961,235
*	FID SEL NET & INFSTR		MUTUAL	FUND	276,593
*	FID SEL PAPER&FOREST		MUTUAL	FUND	296,800
*	FID SEL PHARMACEUTCL		MUTUAL	FUND	1,533,724
*	FID SEL RETAILING		MUTUAL	FUND	469,759
*	FID SEL SOFTWARE		MUTUAL	FUND	1,215,083

(a)	(b) Identity of Issue	(c) Description of Investment Par Value	Rate (%)	Maturity Date	(e) Current Value $
*	FID SEL TECHNOLOGY		MUTUAL	FUND	2,686,866
*	FID SEL TELECOMM		MUTUAL	FUND	624,763
*	FID SEL TRANSPORT		MUTUAL	FUND	1,004,771
*	FID SEL UTILITIES		MUTUAL	FUND	2,242,552
*	FID SEL WIRELESS		MUTUAL	FUND	2,451,123
*	FID SHORT TERM BOND		MUTUAL	FUND	7,032,962
*	FID SM CAP INDEPEND		MUTUAL	FUND	2,260,373
*	FID SM CAP RTMT		MUTUAL	FUND	738,019
*	FID SMALL CAP GROWTH		MUTUAL	FUND	2,261,190
*	FID SMALL CAP STOCK		MUTUAL	FUND	6,269,051
*	FID SMALL CAP VALUE		MUTUAL	FUND	1,668,977
*	FID SOUTHEAST ASIA		MUTUAL	FUND	18,121,049
*	FID STOCK SELECTOR K		MUTUAL	FUND	941,701
*	FID STRAT DIV & INC		MUTUAL	FUND	957,605
*	FID STRAT REAL RET		MUTUAL	FUND	501,978
*	FID STRATEGIC INCOME		MUTUAL	FUND	34,109,950
*	FID TELECOM & UTIL		MUTUAL	FUND	1,897,906
*	FID TOTAL BOND		MUTUAL	FUND	4,128,972
*	FID TREND		MUTUAL	FUND	734,335
*	FID ULTRASHORT BOND		MUTUAL	FUND	834,079
*	FID VALUE DISCOVERY K		MUTUAL	FUND	4,414,452
*	FID VALUE K		MUTUAL	FUND	47,675,310
*	FID VALUE STRATEGIES K		MUTUAL	FUND	543,358
*	FID WORLDWIDE		MUTUAL	FUND	1,919,011
*	FIDELITY CASH RESRVE		MUTUAL	FUND	30,355,186
*	FIDELITY GOVT INCOME		MUTUAL	FUND	9,973,118
*	FIDELITY INVST GR BD		MUTUAL	FUND	8,323,573
*	FIDELITY NEW MILLEN		MUTUAL	FUND	330,288
*	FIDELITY NORDIC		MUTUAL	FUND	3,964,527
*	FIDELITY RET GOVT MM		MUTUAL	FUND	8,279,999
*	FIDELITY RETIRE MMKT		MUTUAL	FUND	11,021,993
*	FIDELITY US BD INDEX		MUTUAL	FUND	27,785,585
*	FIDELITY US GOVT RES		MUTUAL	FUND	16,826,559
	FKLN SMMIDCAP GRTH A		MUTUAL	FUND	2,647,080
	FMA SMALL CO INV		MUTUAL	FUND	799,390
	FPA CRESCENT		MUTUAL	FUND	20,589,158
	HARTFORD GROWTH Y		MUTUAL	FUND	337,558
	HARTFORD INTL GRTH Y		MUTUAL	FUND	270,425
	HTFD SM CAP GROWTH Y		MUTUAL	FUND	58,932
	JANUS BALANCED FUND		MUTUAL	FUND	3,487,289
	JANUS ENTERPRISE		MUTUAL	FUND	1,154,034
	JANUS FLEXIBLE BOND		MUTUAL	FUND	2,218,322
	JANUS FUND		MUTUAL	FUND	1,258,289
	JANUS RESEARCH FUND		MUTUAL	FUND	4,351,972
	JANUS TWENTY FUND		MUTUAL	FUND	16,402,920
	JANUS WORLDWIDE		MUTUAL	FUND	1,587,722
	LD ABBETT AFFILTD A		MUTUAL	FUND	1,070,849
	LD ABBETT MIDCPVAL A		MUTUAL	FUND	2,797,768
	LD ABBETT MIDCPVAL P		MUTUAL	FUND	577,877
	LD ABBETT SMCP BLD A		MUTUAL	FUND	524,187
	LM VALUE TRUST FI CL		MUTUAL	FUND	1,230,684
	LMP AGGR GROWTH A		MUTUAL	FUND	304,950
	LMP LARGE CAP GRTH A		MUTUAL	FUND	15,410
	LOOMIS GROWTH A		MUTUAL	FUND	32,816
	LOOMIS SM CAP VAL R		MUTUAL	FUND	651,602
	MANAGERS BOND FUND		MUTUAL	FUND	18,618,556
	MANAGERS SPECIAL EQ		MUTUAL	FUND	195,583
	MGRS AMG ES LG CP GR		MUTUAL	FUND	5,799
	MSI ACTIVE INTL P		MUTUAL	FUND	492,362
	MSI EMERGING MKTS P		MUTUAL	FUND	2,594,503
	MSI SM CO GROWTH P		MUTUAL	FUND	882,271
	MSIF CAPITAL GRTH P		MUTUAL	FUND	183,685
	MSIF GLOBAL VAL EQ P		MUTUAL	FUND	253,482
	MSIF INTL EQUITY P		MUTUAL	FUND	1,344,725
	MSIF LGCP REL VAL P		MUTUAL	FUND	2,182,115
	MSIFT BALANCED P		MUTUAL	FUND	776,071
	MSIFT CP FX INC P		MUTUAL	FUND	306,767
	MSIFT MIDCAP GTH P		MUTUAL	FUND	1,452,904
	MSIFT VALUE P		MUTUAL	FUND	138,776
	MUTUAL DISCOVERY Z		MUTUAL	FUND	10,661,040
	MUTUAL SHARES (Z)		MUTUAL	FUND	7,229,010
	NB CORE BOND INV		MUTUAL	FUND	195,125
	NB FOCUS TRUST		MUTUAL	FUND	276,403
	NB GENESIS - INST CL		MUTUAL	FUND	18,021,099
	NB GUARDIAN TRUST		MUTUAL	FUND	147,865
	NB HIGH INCOME BOND INV		MUTUAL	FUND	36,759
	NB INTL FUND TRUST		MUTUAL	FUND	431,883
	NB MDCP GRTH TRUST		MUTUAL	FUND	261,391
	NB PARTNERS TRUST		MUTUAL	FUND	3,890,241
	NB REGENCY TRUST		MUTUAL	FUND	37,194
	NB SOCIALLY RESP TR		MUTUAL	FUND	1,524,208
	NWD VAL OPPS A		MUTUAL	FUND	13,127
	OAKMARK EQ & INC I		MUTUAL	FUND	46,832,211
	OAKMARK FUND I		MUTUAL	FUND	1,986,802

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SHELL SAVINGS GROUP TRUST
EIN 76-6113357
PLAN NO. 001

SUPPLEMENTAL SCHEDULE 1

(a)	(b) Identity of Issue	(c) Description of Investment Par Value	Rate (%)	Maturity Date	(e) Current Value $
	OAKMARK SELECT I		MUTUAL	FUND	6,015,626
	OLDMUT DEVLOP GROWTH Z		MUTUAL	FUND	475,119
	OLDMUT GROWTH Z		MUTUAL	FUND	1,060,567
	OLDMUT MID CAP Z		MUTUAL	FUND	399,056
	OLDMUT STRAT SM CO Z		MUTUAL	FUND	3,711
	PIM GLBBND AD UNHDGD		MUTUAL	FUND	2,914,317
	PIM REAL RETURN INST		MUTUAL	FUND	8,283,294
	PIMCO HIGH YIELD INST		MUTUAL	FUND	6,602,389
	PIMCO LOW DUR ADM		MUTUAL	FUND	14,373,835
	PIMCO LT US GOVT ADM		MUTUAL	FUND	17,495,043
	PIMCO TOT RT INST		MUTUAL	FUND	61,343,650
	RAINIER SM/MID CAP		MUTUAL	FUND	7,522,850
	RHJ MICRO CAP		MUTUAL	FUND	1,364,617
	ROYCE LOW PR STK SER		MUTUAL	FUND	4,300,753
	ROYCE OPPORTUNITY S		MUTUAL	FUND	623,432
	ROYCE TOT RETURN SER		MUTUAL	FUND	220,625
	ROYCE VALUE PLUS SER		MUTUAL	FUND	7,089,392
	RS EMERGING GROWTH A		MUTUAL	FUND	198,786
	RS PARTNERS A		MUTUAL	FUND	1,894,426
	RS SMALLER CO GRTH A		MUTUAL	FUND	276,115
	RS VALUE A		MUTUAL	FUND	871,941
*	SPARTAN 500 INDEX		MUTUAL	FUND	19,594,664
*	SPARTAN US EQ INDEX		MUTUAL	FUND	4,888,584
*	SPTN EXTND MKT INDEX		MUTUAL	FUND	5,051,453
*	SPTN INT TR INDX INV		MUTUAL	FUND	5,186,808
*	SPTN INTL IND ADVAN		MUTUAL	FUND	133,727,352
*	SPTN LT TR INDX INV		MUTUAL	FUND	2,484,768
*	SPTN ST TR INDX INV		MUTUAL	FUND	1,561,300
*	SPTN TOTAL MKT INDEX		MUTUAL	FUND	10,408,771
	TCW SELECT EQUITY N		MUTUAL	FUND	329,990
	TCW SM CAP GRTH N		MUTUAL	FUND	159,923
	TEMPLETON DEV MKTS A		MUTUAL	FUND	3,552,919
	TEMPLETON FOREIGN A		MUTUAL	FUND	3,901,670
	TEMPLETON GROWTH A		MUTUAL	FUND	2,993,886
	TEMPLETON WORLD A		MUTUAL	FUND	1,839,899
	TMPL FOREIGN SM CO A		MUTUAL	FUND	844,899
	TMPL GLOBAL BOND ADV		MUTUAL	FUND	36,957,069
	TOUCHSTN SC SEL GR Z		MUTUAL	FUND	135,433
	USAA CORNERSTONE		MUTUAL	FUND	339,636
	USAA EMERGING MKTS		MUTUAL	FUND	1,117,601
	USAA GNMA TRUST		MUTUAL	FUND	1,149,616
	USAA GROWTH FUND		MUTUAL	FUND	293,906
	USAA INCOME FUND		MUTUAL	FUND	3,284,226
	USAA INCOME STOCK		MUTUAL	FUND	1,389,225
	USAA INTERNATIONAL		MUTUAL	FUND	646,161
	VAN KAMPEN EQ INC A		MUTUAL	FUND	1,090,053
	VIRTUS MID-CAP VAL A		MUTUAL	FUND	660,039
	VIRTUS SM-CAP CORE I		MUTUAL	FUND	31,046
	VK GROWTH & INCOME I		MUTUAL	FUND	4,867,260
	WA CORE PLUS BOND FI		MUTUAL	FUND	1,193,169
	WEST ASSET CORE FI		MUTUAL	FUND	1,536,958
	WFA C&B MIDCAP VAL D		MUTUAL	FUND	156,163
	WFA COMMON STOCK INV		MUTUAL	FUND	770,049
	WFA DISCOVERY INV		MUTUAL	FUND	606,941
	WFA GOVT SECURTY INV		MUTUAL	FUND	1,338,584
	WFA GROWTH INV		MUTUAL	FUND	2,549,356
	WFA LG CAP GRTH INV		MUTUAL	FUND	363,500
	WFA MIDCP DSCPLD INV		MUTUAL	FUND	408,201
	WFA OPPORTUNITY INV		MUTUAL	FUND	1,343,490
	WFA SHRTTERM BND INV		MUTUAL	FUND	835,164
	WFA SM CAP VAL INST		MUTUAL	FUND	9,499,174
	WFA SM CO VALUE ADM		MUTUAL	FUND	176,915
	WFA ULTRA ST INC INV		MUTUAL	FUND	1,389,270
*	BROKERAGELINK		VARIOUS INVESTMENT OPTIONS		58,839,064
	TOTAL				6,925,295,823

* Represents Party-in-interest

SHELL SAVINGS GROUP TRUST
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

		December 31, 2007
Short-term investments	$	2,132,877,985
Common stock		1,310,857,259
Commingled funds		1,668,229,344
Registered investment company shares		4,342,379,671
Self directed brokerage accounts		34,570,737
Participant loans		126,438,173
Total investments		9,615,353,169
Interest and other receivables		20,323,952
Total assets		9,635,677,121
Accounts payable		5,314,942
Total liabilities		5,314,942
Net assets available for benefits	$	9,630,362,179

SHELL SAVINGS GROUP TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

		Year ended December 31, 2007
Additions to net assets attributed to:		
Investment income:		
Dividends and interest	$	483,663,307
Net appreciation in common stock		240,857,463
Net appreciation in commingled funds		89,143,410
Net appreciation in registered investment company shares		153,754,848
Net depreciation in self directed brokerage accounts		(133,167)
		967,285,861
Contributions:		
Participant		200,755,381
Employer		157,707,641
Rollover		22,970,992
		381,434,014
Total		1,348,719,875
Deductions from net assets attributed to:		
Participant distributions & withdrawals		768,205,422
Administrative expenses		4,615,947
Total		772,821,369
Net increase		575,898,506
Net assets available for benefits:		
Beginning of year		9,054,463,673
End of year	$	9,630,362,179

EXHIBIT 1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-126715) of Royal Dutch Shell plc of our report dated June 26, 2009 relating to the financial statements of the Shell Provident Fund, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Houston, Texas
June 26, 2009